
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2023

Brent Beal
Chief Executive Officer
ETX Park Fund #2, LLC
203 East Main, Suite 200
Nacogdoches, TX 75961

> **Re: ETX Park Fund #2, LLC**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed October 23, 2023**
> **File No. 024-12222**

Dear Brent Beal:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

Form 1-A filed October 23, 2023

Risk Factors
Potential Conflicts of Interest, page 11

1. We acknowledge your revised disclosures in response to prior comment 2 that any amounts owed on the Austin Bank lien above the purchase price in the option agreement between ETX Park Fund #1 and the Company will be paid for by ETX Park Fund #1. Please further revise your disclosures to reconcile this intention with your statement in your risk factor disclosure that "[t]he Company has no intention of exercising the option if the Proceeds are not sufficient to lift the lien held by Austin Bank." Please also add disclosure on your cover page regarding the conflicts of interest relating to your proposed use of proceeds.

Brent Beal
ETX Park Fund #2, LLC
October 26, 2023
Page 2

       Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nicholas Antaki